November 14, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Egalet Corporation
Registration Statement on Form S-1 (File No. 333-191759)

Dear Mr. Riedler:

On behalf of Egalet Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated November 4, 2013, regarding the Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-191759 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-effective Amendment No. 2 to the Registration Statement that the Company filed on November 12, 2013. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response.  The Company will also provide the Staff courtesy copies of Pre-effective Amendment No. 2 to the Registration Statement as-filed and marked to reflect the changes in the Registration Statement.

General

1.                                      We note your response to our prior comment 13 and amended disclosure on page 13 of your prospectus that you have no current collaboration agreements. We note, however, that the chart on your website located at http://egalet.com/products-and-pipeline/pipeline/ references a pre-clinical “combination opioid” for which there is an apparent collaboration in place. In light of the information on your website, please explain to us in your response if you have any current collaboration agreements. If you have collaboration agreements but do not deem them material at this time, please provide us with the analysis used to reach that conclusion.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its website to remove the pre-clinical combination opioid from its pipeline chart. The Company submits that its obligations under the collaboration agreement related solely to certain feasibility testing for the combination opioid and such obligations have been fully performed. Any decisions and rights related to the further development of the combination opioid belong to the Company’s collaboration partner and not the Company. Accordingly, the Company considers the collaboration agreement as having been completed by its terms.

2.                                      We note your response to our prior comment 21. Please provide the following information about your 7 issued U.S. patents:

•                  the intellectual property covered by each;

•                  the type of protection afforded by these patents; and

•                  the expiration dates of each patent

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 91 to include the requested information.

3.                                      We acknowledge your response that you do not jointly own any patents or patent applications. However, disclosure in the risk factor on page 41 of your prospectus indicates otherwise. If you do not jointly own any patents or patent applications, please remove references to such joint ownership in your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the referenced risk factor on p. 41 of the Registration Statement.

4.                                      We note your response to our prior comment 27. Please revise your disclosure to state the method and assumptions used to determine the fair value of the Series B and B-1 shares for the March 2012 and April 2013 issuance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pp. F-12 and F-13 to state the method and assumptions used to determine the fair value of the Series B and B-1 shares.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Austin Stephenson
Daniel Greenspan

Robert S. Radie
Stan Musial
Egalet Corporation

Brian F. Leaf, Esq.
Cooley LLP